UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42256

WORK Medical Technology Group LTD

Floor 23, No. 2 Tonghuinan Road

Xiaoshan District, Hangzhou City, Zhejiang Province

People’s Republic of China, 241003

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Consolidation of Ordinary Shares

On October 21, 2025, WORK Medical Technology Group LTD (the “Company”) held an extraordinary general meeting of shareholders (the “EGM”). During the EGM, the shareholders passed certain resolutions with respect to: (i) one or more share consolidations of all of the authorized, issued, and outstanding shares of the Company (collectively, the “Shares”), each at such consolidation ratio and with such effective time as the board of directors of the Company (the “Board”) may determine in its sole discretion (together, the “Share Consolidations,” and each, a “Share Consolidation”); provided, however, that the accumulated consolidation ratio for any and all such Share Consolidations shall be no less than 2:1 nor greater than 250:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing Shares of each class as set out in the Company’s existing amended and restated memorandum and articles of association; and (ii) the adoption of a further amended and restated memorandum of association to reflect the relevant Share Consolidation.

On November 29, 2025, the Board passed certain resolutions with respect to (i) a consolidation of the Shares at the ratio of 100:1; and (ii) the adoption of an amended and restated memorandum of association in substitution for, and to the entire exclusion of, the Company’s existing memorandum of association, to reflect the Share Consolidation.

Reason for the Share Consolidation. The Share Consolidation was implemented so that the Company can expeditiously meet the continued listing standard of the Nasdaq Stock Market (“Nasdaq”) relating to the minimum bid price under Nasdaq Listing Rule 5550(a)(2), and to mitigate the risk of the Company being delisted from the Nasdaq.

Effective Date; Symbol; CUSIP Number. The effective date of the Share Consolidation was December 29, 2025 (the “Effective Date”), which was reflected on the Nasdaq marketplace at the opening of business on December 29, 2025, whereupon the Company’s Class A ordinary shares began trading on a post-consolidation basis. The Company’s Class A ordinary shares continue to trade on Nasdaq under the same symbol “WOK” with a new CUSIP Number, G9767H125.

Adjustment; No Fractional Shares. On the Effective Date, the number of the Company’s ordinary shares held by each shareholder was converted into the number of ordinary shares held by such shareholder immediately prior to the Share Consolidation divided by one hundred (100), with any resulting fractional shares rounded up to the whole number of shares.

Non-Certificated Shares. Shareholders who hold their ordinary shares in electronic form at brokerage firms did not have to take any action, as the Share Consolidation was automatically reflected in their brokerage accounts.

Authorized Shares. On the Effective Date, the Company’s authorized ordinary shares were consolidated at the ratio of one hundred-for-one, and the authorized share capital of the Company became US$100,000,000 divided into 16,000,000 Class A ordinary shares of par value US$5.00 each and 4,000,000 Class B ordinary shares of par value US$5.00 each.

Capitalization. As of December 28, 2025, the Company had 122,001,406 ordinary shares issued and outstanding, composed of 121,925,481 Class A ordinary shares and 75,925 Class B ordinary shares. As a result of the Share Consolidation, as of the Effective Date, there were approximately 1,220,015 ordinary shares issued and outstanding, composed of approximately 1,219,255 Class A ordinary shares and 760 Class B ordinary shares (subject to the adjustment of rounding fractional shares into additional whole shares).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 30, 2025

WORK Medical Technology Group LTD

By:	/s/ Shuang Wu
Name:	Shuang Wu
Title:	Chief Executive Officer

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